

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

Via Fax

Jonathan W. Grisham
Senior Vice President and Chief Financial Officer
Acadia Realty Trust
1311 Mamaroneck Avenue
Suite 260
White Plains, NY 10605

Re: **Acadia Realty Trust**
       Form 10-K
       Filed February 28, 2012
       File No. 001-12002

Dear Mr. Grisham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 1. Business, page 4

1.   We note that you intend to commence Fund IV. Please ensure that you provide disclosure regarding this entity in future Exchange Act periodic reports.

Capital Strategy …, page 6

2.   In future periodic filings, with respect to your ATM program, please disclose the amount of shares sold, gross proceeds, net proceeds or offering expenses/commissions, and use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

Item 2. Properties, page 22

3.   In future Exchange Act periodic reports, please provide the average effective annual rent per square foot. Additionally, please disclose the impact of tenant expense reimbursements and concessions, such as free rent, on annual rental income.

 Lease Expirations, page 29

4.   We note that you have a material amount of lease expirations for each of 2012, 2013, 2014, 2015 and 2016. We also note your disclosure of the annualized rental revenue of expiring leases. In future filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Self-Storage Portfolio, page 31

5.   In future Exchange Act periodic reports, please quantify the number of same store move-ins and move-outs for the reporting period and the average rent per unit.

6.   In future Exchange Act periodic reports, please disclose the anticipated completion date of properties under development and budgeted costs. For completed developments, please also disclose development costs per square foot, clarifying whether you have included leasing costs.

Results of Operations, page 38

7.   We note that acquisitions had a significant impact on the period to period comparisons. In future Exchange Act periodic reports, in order to illustrate for investors your internal earnings growth, please expand your revenue and expense discussion to address period to period same store performance and net operating income. Additionally, please disclose how you determine the properties that fall within the "same store" pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared, and how you determined which revenues and expenses to include in determining NOI. For example, please explain if you included items such as tenant improvement and leasing commissions, ground rent, lease termination fees and marketing costs.

8.   In future Exchange Act periodic filings, please expand your disclosure of your leasing activities for the most recent period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Please also include a discussion of rents on renewed leases in relation to the prior rents on those leases.

Financial Statements

Consolidated Statement of Cash Flows, page F-9

9. Please disclose a breakdown of your investment in real estate between amounts paid to acquire real estate from development and redevelopment activities.

Notes to Consolidated Financial Statements

1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Real Estate, page F-12

10. Please provide us and disclose in future filings more detail regarding your capitalization policies. Please discuss the types of indirect costs that are capitalized as part of development and redevelopment activities, the amounts capitalized during the current period and your methodology for determining the amounts that are capitalizable. Additionally, please explain to us what you consider to be a "significant renovation".

11. Please tell us, and expand your disclosure to discuss, your policy for accounting for acquisition costs.

20. Earnings Per Common Share, page F-40

12. We note that certain of your unvested restricted Common Shares and restricted OP Units are entitled to receive dividend equivalent payments. Please explain to us whether these instruments meet the definition of participating securities in accordance with ASC Topic 260-10-40 and if so tell us whether you are required to calculate EPS using the two class method.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202)551-3585 or Sonia Barros, Special Counsel at (202)551-3655 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief